R KW 3/12

15048601

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 02 2015
Washington DC
404

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-35930

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SogoTrade, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Broad Street, 10th Floor
(No. and Street)

New York (City) New York (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis W. Maloney 212 425 9264
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name – *if individual, state last, first, middle name*)

250 W 57th Street, Suite 1632 (Address) New York (City) New York (State) 10107 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dennis W. Maloney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of wang Investment Associates, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JARED M SCHWARTZ
Notary Public - State of New York
No. 01SC6286443
Qualified In Kings County
Commission Expires July 22, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOGOTRADE, INC

DECEMBER 31, 2014

TABLE OF CONTENTS

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
SogoTrade Inc

We have audited the accompanying financial statements of SogoTrade Inc, (the "Company") (a Delaware corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of SogoTrade Inc as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I, II and III have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. This supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 22, 2015

Registered with the Public Company Accounting Oversight Board
Member of the American Institute of Certified Public Accountants

SOGOTRADE, INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS	
Cash	$ 163,152
Due from clearing broker	979,297
Prepaid expenses	56,112
Furniture and equipment, net	51,341
Other assets	22,075
Total assets	$ 1,271,977
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 450,356
Loan payable	80,000
Securities sold short	355
	530,711
Stockholders' equity:	
Preferred stock: Series A - no par value	
4,000 shares authorized	
No shares outstanding	
Common stock: no par value	
1,000 shares authorized, issued and outstanding	1,153,730
Accumulated (deficit)	(412,464)
Stockholders' equity	741,266
Total liabilities and stockholders' equity	$ 1,271,977

See notes to the financial statement

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

SogoTrade, Inc. (formerly known as Wang Investment Associates, Inc.) (the "Company") was formed on March 27, 1986 in the State of South Carolina as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company has adopted December 31 as its year end.

On December 16, 2010, the Company was incorporated under Section 102 of the Delaware General Corporation Law. On December 21, 2010, Wang Investment Associates, Inc. of South Carolina was merged into the Delaware Company and the South Carolina entity ceased its existence. The Delaware Company as the surviving corporation acquired all of the rights, property and liabilities of the South Carolina Corporation pursuant to Delaware and South Carolina laws. On January 1, 2014, the Company was acquired by Sogo Financial Management, LLC and effective January 23, 2014, the Company changed its name from Wang Investment Associates, Inc. to SogoTrade, Inc.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency and riskless principal transactions.

The Company clears all of its transactions through securities clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) since it uses other securities firms for clearing.

Pursuant to agreements between the Company and Wedbush Securities, Inc. (WEDBUSH), Southwest Securities Inc. (SSI) and Apex Clearing Corporation (APEX), all securities transactions of the Company are cleared and its customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by SSI and APEX.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

The Company's financial statements are prepared using the accrual method of accounting. The Company earns its revenues from commissions for agency transactions and for risk-less principal transactions; income is earned from mark-ups and mark downs. The transactions are recorded on a trade date basis, which is not materially different than recording transactions on a settlement date basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Receivable from clearing broker

Receivable from clearing brokers consists of money due from the Company's clearing firms, Wedbush Securities Inc., Southwest Securities Inc. and Apex Clearing Corporation, for income earned on securities transactions. Management has determined that no allowance for doubtful accounts is necessary at December 31, 2014.

Concentration of risk

The Company maintains cash in bank accounts which are non-interest bearing. As of January 1, 2013, interest bearing and non-interest bearing accounts are insured by the FDIC up to $250,000 per financial institution. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and equipment

Depreciation on property and equipment is provided using accelerated methods over their estimated useful lives of 5 to 7 years. The difference between book and tax depreciation for the year ending December 31, 2014 was immaterial.

3. OPERATING LEASE

In April 2012, the Company subleased its office facility at 1 McBride & Son Center Dr. #288, Chesterfield MO 63005, operating lease expiring on January 31, 2015. The Company's monthly rent was $6,677 from January 1, 2014 through December 31, 2014. The Company amended the lease agreement in October 2014 to expire May 31, 2018. The Company has entered into a first amendment to pay to Landlord an additional rent of $2,000 per month for placing "Sogotrade" signs on the outside of the building from January 1, 2014 through December 31, 2014.

In September 2014, the Company leased new office space at 20 Broad St., 10th floor, New York, NY, pursuant to an operating lease expiring in August 2017. The Company's monthly rent, including electricity, is $5,598.

3. OPERATING LEASE *(Continued)*

In December 2014, the Company renewed a lease of its office facility at 17800 Castleton Street, Suite 238, City of Industry, CA, pursuant to an operating lease expiring on November 30, 2015 at a rate of $1,379 per month. The Company's monthly rent was $1,355 from January 1, 2014 through November 30, 2014.

4. RELATED PARTY TRANSACTIONS

An affiliated company Max Tech LLC, which is wholly-owned by Sogo Financial Management LLC (the Company's holding company), provided technical services to the Company for which it was billed $415,000. The Company paid Max Tech LLC $340,000 in 2014, leaving a remaining balance of $75,000. It is expected that this remaining balance will be pain in 2015.

At December 31, 2014 the Company owed Sogo Financial Management LLC (the Company's holding company) $80,000. This amount was evidenced by several promissory notes with various terms.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2014, the Company had net capital, as defined, of $531,401, which exceeded the required minimum net capital of $35,357 by $496,044. Aggregate indebtedness at December 31, 2014 totaled $530,356. The Company's percentage of aggregate indebtedness to net capital was 99.8%.

6. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2014 and through the date of the Independent Auditors' Report and determined that there are no material events that would require disclosures in the Company's financial statements.